

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2018

Yaniv Sarig
President and Chief Executive Officer
Mohawk Group Holdings, Inc.
37 East 18th Street, 7th Floor
New York, NY 10003

> **Re: Mohawk Group Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 2, 2018**
> **CIK No. 0001757715**

Dear Mr. Sarig:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted November 2, 2018

Cover Page

1.   We note that you are registering for resale all of the company's outstanding common stock as well as common stock underlying warrants. In light of the number of shares being registered, the nature of the selling shareholders and the lack of market for your shares, it appears that this may be an indirect primary offering by the company and that the selling stockholders may actually be underwriters selling on behalf of the company. If so, and because the company would not be eligible to conduct a primary at-the-market offering under Securities Act Rule 415(a)(4), you must identify the selling shareholders as underwriters and provide a fixed offering price for the duration of the offering. Please provide us with a detailed legal analysis as to why the offering by the selling stockholders

should properly be regarded as a secondary offering. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at https://www.sec.gov/divisions/corpfin/cfguidance.shtml.

2.   Please remove your reference to "a total offering amount of $182,998,084," as the company is not offering shares or raising funds in the offering.

Prospectus Summary, page 1

3.   Please explain and provide more detail as to how your AIMEE system allows for "rapid opportunity identification and online sales and marketing of consumer products."

4.   Please explain how your consumer products are "digital native."

5.   We note your discussion of "contract manufacturers" and "Amazon warehouses, other third-party warehouses and logistics partners." Please disclose whether you have any agreements or arrangements with manufacturers, warehouse and logistics partners, or online marketplaces.

6.   Where you discuss your revenue growth and amount of revenues for 2016 and 2017, please balance your disclosure by also providing your net losses for the periods discussed.

7.   We note your statement that "the consumer journey is data-driven and no longer relies primarily on brand value to drive buying decisions." We also note your later statement that your "business depends on [y]our ability to build and maintain strong brands." Please reconcile these statements.

Our History and Corporate Information, page 5

8.   Please explain the business reasons for the reverse merger and its connection to the Series C preferred stock financing of Mohawk Opco.

Risk Factors, page 11

9.   We note your discussion regarding your reliance upon "data provided by third parties." Given the centrality of data to AIMEE's operations, please provide more detail as to how you acquire relevant data and how it is actually used in your manufacturing and sales processes. Please also discuss any monetary costs associated with data acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 46

10.   So that investors may better understand your business model, please clarify what you mean by "digital native consumer products." Further explain how such products, which are "created" through your AIMEE platform, are distinguished from branded products sold by a typical consumer product company. We note your four owned and operated consumer brands: hOme, Vremi, Xtava and RIF6 and their descriptions on page 60.

Financial Operations Overview - Revenue, page 47

11.   We note that in 2018, you entered into SaaS agreements with third-party brands and have launched pilot programs for your managed SaaS business leveraging your AIMEE technology platform. If material to your 2018 revenues or results from operations, please disclose your revenue recognition policy for these arrangements.

Results of Operations - Comparison of Years Ended December 31, 2016 and 2017, page 48

12.   We note that your significant revenue growth (101% year over year) was driven by new products launched in 2017 and the full year 2017 impact of products released in the second half of 2016. On page F-11, it appears that a significant portion of your growth was derived from the sale of environmental appliances. Please revise to describe the new types of products launched and to provide examples of what is meant by environmental appliances.

13.   Please revise your discussion of cost of sales and gross margin on page 49 to more clearly describe how changes in product mix affect your results. For example, explain which types of products contribute to a higher (or lower) gross margin.

Business
Managed SaaS, page 61

14.   Please clarify the operational functionality of your Managed SaaS service. For example, disclose whether you have begun offering this service to third-parties, whether you have generated revenues from this service, etc.

Security Ownership of Certain Beneficial Owners and Management, page 79

15.   We note your statement that Asher Delug has entered into voting agreements with Larisa Storozhenko and MV II, LLC. In light of these agreements, please disclose Mr. Delug's combined, total voting power. Please also expand your risk factor discussion on page 34 to discuss this.

Selling Stockholders, page 81

16.   We note that several selling stockholders are broker-dealers and affiliates of broker-dealers. For each broker-dealer, tell us whether the shares being registered were received as compensation for underwriting activities or if some or all of the shares were received for other purposes. For each affiliate of a broker-dealer, disclose the following (where not done so already):
   • whether the seller purchased in the ordinary course of business, and
   • at the time of the purchase of the securities to be resold, whether the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Where You Can Find Additional Information, page 102

17.   We note your statement that you will become subject to the information and reporting requirements of the Exchange Act. Please clarify if you intend to register your common stock under Section 12 of the Exchange Act.

2. Summary of Significant Accounting Policies - Revenue Recognition, page F-10

18.   Please disclose when you adopted ASC 606 and, if true, that you adopted using the full retrospective method.

19.   You disclose on page F-10 that Amazon provides you with your sales platform, logistics and fulfillment operations, including certain warehousing for your goods. In light of the scope of services provided by this third party, please revise to more clearly disclose the significant judgments made in evaluating that you have control over the product prior to its transfer to the customer. If true, please also revise to clarify that although Amazon may facilitate product returns on your behalf, you retain back-end inventory risk over products returned by customers. Refer to ASC 606-10-55-37A, 606-10-55-79 though 55-80 and 606-10-50-19.

3. Inventory, page F-13

20.   Please revise to disclose the extent to which your inventory is held in Amazon or other third-party warehouses. Please also clarify if your agreements with contract manufacturers provide you with any rights of return.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2016 and 2017
9. Credit Facility and Term Loan, page F-14

21.   Please revise to disclose the material financial covenants that you will be required to maintain, starting October 2018, under the Midcap Financial Trust Credit Facility.

Item 15. Recent Sales of Unregistered Securities, page II-2

22.   You disclose that you relied on the exemptions from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D for the securities issued in the merger with Mohawk Opco. Please state briefly the facts relied upon to make the exemptions available, including the number and nature of persons offered and sold securities in connection with the merger.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications